Exhibit (a)(5)(A)

DAKOTA GROWERS PASTA COMPANY, INC.

Contact:

Tim Dodd

President and CEO

701-652-2855

FOR IMMEDIATE RELEASE

Dakota Growers Pasta Company Announces Plans for Tender Offer

CARRINGTON, N.D., January 5, 2007 (PR Newswire) — Dakota Growers Pasta Company, Inc. announced today that it intends to initiate a tender offer to purchase approximately 3.9 million to 4.0 million shares of its common stock, or approximately 30% of its 13,169,382 shares currently outstanding, at a purchase price of $10.00 per share.  The Company intends that under the terms of the tender offer each shareholder will have the right to tender up to a maximum of approximately 30% of their shares; provided, however, that each shareholder will be entitled to tender at least 1,000 shares.  Shareholders may also elect to tender additional shares to the extent other shareholders do not tender their individual maximum.

Commenting on the tender offer, the Company’s Chairman of the Board of Directors, Mr. Jack Dalrymple stated: “For the past several months our Board of Directors has been exploring ways to provide additional liquidity to shareholders.  Our Board recently authorized the payment of a non-periodic dividend on our common stock and our Series D Delivery Preferred Stock.  Now, with this tender offer to purchase shares of common stock, shareholders of Dakota Growers Pasta Company will have an additional major opportunity to obtain liquidity.  While we work to finalize the details of the tender offer, our Board of Directors is continuing to pursue other strategic opportunities in the dry pasta industry.”

The Company intends to obtain the funds for the tender offer through a combination of proceeds from the sale of its equity securities and additional borrowings from its lender.  The Company is currently in negotiations with MVC Capital, Inc. for the sale of 1,000,000 shares of its to-be-created Series F Convertible Preferred Stock for $10 per share, or gross proceeds of $10,000,000.  The Company believes that the Series F Convertible Preferred Stock will be nonvoting and convertible at the holder’s discretion into the Company’s common stock on a 1-for-1 basis, but in all other respects, including liquidation and distribution, the Series F Convertible Preferred Stock will be treated as equal with the Company’s common stock.  Michael Tokarz, a director of the Company, is a stockholder and Chairman of MVC Capital, Inc.  MVC Capital, a registered investment company that makes equity and debt investments, currently holds approximately 8.2% of the Company’s outstanding common stock. The Company also has received a letter of commitment from G07 Brands, LLC for the purchase of 1,000,000 shares of the Company’s common stock at a price of $10.00 per share for gross proceeds of $10,000,000.  G07 Brands, LLC is a consumer packaged goods consulting and operating company.  Additionally, the Company has reached agreement with its primary lender to obtain additional borrowings for half of the aggregate purchase price of the tendered shares, up to $20,000,000, subject to certain contingencies, including securing the planned equity investment.

The commencement of the tender offer is conditioned upon the negotiation and execution of mutually satisfactory definitive agreements among the Company, MVC Capital and G07 Brands for the sale and purchase of the equity securities and related matters, as well as the definitive agreements with the Company’s primary lender for additional financing.  The total dollar amount to be available for the purchase of shares in the tender offer will be the total of the equity investment and additional borrowings, reduced by the expenses of the transactions.  Net of those expenses, the Company expects to have approximately $39.2 million available for use in the tender offer.  In addition, the Company is determining the final terms of the tender offer, including the number of shares to be purchased and the purchase price, as well as the forms of the tender offer documents.  The Company will not proceed with the tender offer if any of the conditions to financing of the tender offer are not met.  The Company also reserves the discretion not to proceed with the tender offer for any reason, including if, in its judgment, strategic alternatives more favorable to shareholders become available.

If the Company proceeds with the tender offer, shareholders will receive a packet of information from the Company by mail including an Offer to Purchase and a Letter of Transmittal describing the offer and providing instructions for participating. The Offer to Purchase will include the details and risk factors associated with the tender offer. The Letter of Transmittal will be used by the shareholder to respond to the tender offer.  The Board of Directors has not yet approved the tender offer and neither the Company nor its Board of Directors is making any recommendation to any shareholders as to whether to tender or refrain from tendering their shares. If the Company initiates a tender offer, each shareholder must decide whether or not to tender any shares.

This press release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to purchase the Company’s common stock will be made only pursuant to the tender offer documents that the Company will distribute to its shareholders after filing with the Securities and Exchange Commission.  If the Company commences a tender offer, shareholders are strongly encouraged to carefully read the tender offer documents, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer.

If the Company commences a tender offer, the tender offer documents, including Schedule TO and related exhibits, along with all other documents that the Company is required to file with the Securities and Exchange Commission, will be available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling Edward O. Irion, the Company’s Chief Financial Officer, at (701) 652-2855. In addition, such documents will be delivered without charge to all shareholders of the Company.

Dakota Growers Pasta Company, Inc., headquartered in Carrington, North Dakota, is the third largest manufacturer and marketer of dry pasta products in North America and the manufacturer and distributor of DreamfieldsTM Healthy Carb Living Pasta.  DreamfieldsTM pasta is an excellent source of fiber, has five grams of digestible carbohydrates and a 65% lower glycemic index as compared to regular pasta.

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The information contained in this press release contains forward-looking statements.  These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.  Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, and these factors are enumerated in the Company’s periodic filings with the Securities and Exchange Commission.